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17009500

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SE ⟨barcode⟩ N

Section

MAR 06 2017

Washington, DC
406

FACING PAGE

SEC FILE NUMBER
8-52214

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J K Financial Services, Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

149 Cross Rail Lane, 102, Norco, CA 92860

(No. and Street)

OFFICIAL USE ONLY
J
FIRM I.D. NO.

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC

(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Joe Zheng _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

J K Financial services, Inc. _____ , as

of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ *Signature* _____ 2/27/17

President
_____
Title

Shelbey N. Callirgos
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. K. FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AS OF AND FOR THE YEAR-ENDED DECEMBER 31, 2016

J. K. FINANCIAL SERVICES, INC.

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the of Directors of
J. K. Financial Services, Inc
149 Cross Rail Lane, Ste 102
Norco CA 92860

I have audited the accompanying statement of financial condition of J. K. Financial Services, Inc as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements.

I conducted the audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes assessing the appropriateness of accounting principles and policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 10 through 12 has been subjected to the audit procedures performed in conjunction with the audit of J. K. Financial Services, Inc. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming my opinion on the supplemental information, I evaluated whether the accompanying supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is on pages 10 through 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC
Certified Public Accountant Firm

Houston, Texas
February 24, 2017

J K Financial Services, Inc.

Financial Statements

Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

Assets

Current Assets:

Cash	$ 106,773
Clearing Broker Deposit	51,589
Accounts Receivable	22,000

Non-Current Assets

Furniture and Equipment, at cost, Net of Accumulated Depreciation	19,157
Total Assets	**$ 199,519**

Liabilities and Stockholder's Equity

Liabilities:

Accounts Payable and Accrued Expenses	$ 6,884
Total Liabilities	**6,884**

Stockholder's Equity

Common Stock, $1.00 par value, 200,000 shares authorized; 115,000 shares outstanding	115,000
Distributions	(275,000)
Retained Earnings	314,396
Net Income	38,239
Total liabilities and Stockholder's Equity	**$199,519**

The accompanying notes are an integral part of these financial statements.

J K Financial Services, Inc.

Financial Statements

Statement of Operations
As of and for the Year-Ended December 31, 2016

Revenues:

Commission Income	$205,729
Interest and Other Income	445
Total revenues	206,174

Expenses:

Commissions Expense	78,063
Professional fees	8,914
Travel expenses	14,063
Office Expense	6,299
Information Data	1,951
Insurance	4,391
Licenses and Permits	2,688
Rent	17,440
Depreciation and Amortization	5,000
Taxes	1,029
Other expenses	28,098
Total expenses	167,935
Net income	**$ 38,239**

The accompanying notes are an integral part of these financial statements.

J K Financial Services, Inc.

Financial Statements

Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2016

Balance at December 31, 2015	$ 209,439
Net income	38,239
Member distributions	(55,000)
Prior Period Adjustment	(43)
Balance at December 31, 2016	$ 192,635

J K Financial Services, Inc.
Financial Statements

Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

Cash flows from Operating Activities:

Operating Income (EBIT)	$ 38,239
Depreciation Expenses	5,000
Increase in accounts receivable	(22,000)
Decrease in accounts payable	(5,876)
Net Cash Flow from Operating Activities	15,363

Cash flows from Investing Activities:

Purchase of Fixed Assets	(6,650)
Net Cash Used from Investing Activities	(6,650)

Cash flows from Financing Activities:

Member Distributions	(55,000)
Net Cash Used in Financing Activities	(55,000)
Net Decrease in Cash	(46,287)
Cash at Beginning of the Year	153,060
Cash at End of the Year	$ 106,773

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2015

Note 1 - Organization and Nature of Business

J K Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation that incorporated on October 20, 1999.

Note 2 - Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

• Broker or dealer retailing corporate equity securities over-the-counter

• Broker or dealer selling corporate debt securities

• Mutual fund retailer

• U.S. government securities broker

• Municipal securities broker

• Broker or dealer selling variable life insurance or annuities

• Put and call broker or dealer or option writer

• Non-exchange member arranging for transactions in listed securities by exchange member

k 2 ii exemption

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation and Amortization - Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Start-up expenditures are amortized over five years.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis As of December 31, 2016

The Company does not have any securities positions.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $173,478 which was $168,478 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1.

Note 5 - Income Taxes
As discussed in Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800.

Note 6 - Exemption from the SEC Rule 15c3-3
Broker Dealer is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company

and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 7 - Clearing Broker Deposit
The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2016 was $51,589.

Note 8 - SIPC Supplementary Report Requirement
The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a- 5(e) (4) for fiscal year ending December 31, 2016, because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 - Operating Lease Commitments
The Company rents office space under a lease agreement expiring in February 28, 2018.

Minimum future lease commitments are as follows: January 31, 2017, to December 31, 2017, total of $17,940. Rent expense for the year ended December 31, 2016 was $17,440.

Note 10 - Subsequent Events
Management has reviewed the results of operations for the period of time from its year end December 31, 2016, through Feb 24, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would required disclosure.

J K Financial Services, Inc.

Computation of Net Capital Requirements Pursuant

To Rule 15c3-1 December 31, 2016

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 192,635
Furniture and equipment, net	(19,157)
Net Capital	$ 173,478

Computation of Net Capital Requirements

Minimum net aggregate indebtedness –	
6.67% of net aggregate indebtedness	459
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$ 168,478
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 167,790
Computation of Aggregate Indebtedness Total liabilities	6,884
Aggregate indebtedness to net capital	0.04

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 173,478
Haircut	0
Other adjustments	0
Net Capital per Audit	$ 173,478

J K Financial Services, Inc.

Schedule II – Information Relating to Possession or Control

Requirements Under Rule 15c3-3

As of December 31, 2016

A computation of reserve requirement is not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3- 3 (k) (2) (ii).

J K Financial Services, Inc.

Schedule III – Information Relating to Possession or Control

Requirements Under Rule 15c3-3

As of December 31, 2016

Information relating to possession or control requirements in not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

J K FINANCIAL SERVICES, INC.
MEMBER: FINRA, SIPC

February 24, 2017

Jennifer Wray CPA PLLC
16418 Beewood Glen Dr.
Sugar Land, TX 77498

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, J K Financial Services, Inc.:

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from Jan 1, 2016 through Dec. 31, 2016 without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Joe Zheng
President

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

Exemption Review Report
15c3-3(K)(2)(ii)

Joe Zheng
J.K. Financial Services, Inc
149 Cross Rail Lane, Ste 102
Norco CA 92860

Dear Joe Zheng:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemption, in which J.K. Financial Services, Inc identified the following provisions of 17 C.F.R § 15c3-3(k) under which J.K. Financial Services, Inc claimed an exemption from 17 C. F. R. § 240.15c3-3. J.K. Financial Services, Inc stated that it has met the identified exemption provisions of 15c3-3(k)(2)(ii) throughout the most of recent fiscal year without exception. J.K. Financial Services, Inc's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.K. Financial Services, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
Feb 24, 2017